Change in Method of Accounting for Cost Basis
Prior to March 31, 2008, realized and unrealized gains and losses for investments in Investment Funds were recognized on a cost recovery basis. The Fund has determined that recognizing gains and losses on an average cost basis is preferable to the cost recovery method since it more accurately reflects the realized gains and losses associated with current sales. Accordingly, as of April 1, 2008, the cost basis of certain investments in Investment Funds has been adjusted retroactively from the time of the original investment in the Investment Fund by applying the average cost method.